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                             RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                February 5, 2007


BY EDGAR CORRESPONDENCE AND FACSIMILE
-------------------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

         RE:      UWINK, INC.
                  AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-137661
                  FILED JANUARY 18, 2007

Dear Mr. Alper:

         On behalf of uWink, Inc., a Utah corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated February 2, 2007.

         The Commission issued a comment letter dated February 2, 2007 based upon the Commission's review of the Company's registration statement on Form SB-2 filed on January 18, 2007. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.


SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS, PAGE 30
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1. Please confirm that the percentages of ownership shown on the table are correct.

         RESPONSE: We confirm that the percentages of ownership shown on the table are correct. Please note that in performing the calculation, we included the number of shares each holder owns underlying warrants and stock options to the number of shares of common stock outstanding pursuant to rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934.




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Mr. Ronald E. Alper
Securities and Exchange Commission
February 5, 2007
Page 2


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 31

2. We note your response to comment eight of our letter dated January 5, 2007 and the statement on page 34 regarding when you "initiated" the September private placement and the completion of the "remainder" of transaction. Please revise to clarify the date the parties became committed to the exercise price of $0.345, and include the discount to market at that time.

         RESPONSE: We have revised our disclosure on page 34 to clarify the date the parties became committed to the exercise price of $0.345, and include the discount to market at that time.







                                     * * * *

         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                           Very truly yours,


                                           By: /s/ Peter Hogan
                                               --------------------------------
                                               Peter Hogan


cc: Peter Wilkniss